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Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-198234

SUPPLEMENT DATED NOVEMBER 10, 2014

TO

JOINT PROXY STATEMENT/PROSPECTUS DATED OCTOBER 29, 2014

              The information included herein supplements and should be read in conjunction with the definitive joint proxy statement/prospectus dated October 29, 2014 (the "joint proxy statement/prospectus"), relating to an agreement and plan of merger, dated as of August 5, 2014 (the "merger agreement"), by and among NorthStar Realty Finance Corp. ("NorthStar"), NRF Healthcare Subsidiary, LLC ("Merger Sub"), NRF OP Healthcare Subsidiary, LLC ("Partnership Merger Sub"), Griffin-American Healthcare REIT II, Inc. ("Griffin-American") and Griffin-American Healthcare REIT II Holdings, LP ("Griffin-American Operating Partnership"). Defined terms used but not defined herein have the meanings set forth in the joint proxy statement/prospectus. This supplement is being mailed on or about November 10, 2014 to the stockholders of record as of October 14, 2014 of Griffin-American.

              If you are a stockholder of NorthStar and have not already submitted a proxy for use at the annual meeting, you are urged to do so promptly. No action in connection with this supplement to the joint proxy statement/prospectus is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. For more information about how to submit a proxy, see "The NorthStar Special Meeting—Manner of Authorizing Proxy" beginning on page 103 of the joint proxy statement/prospectus. For more information about revocation of proxies and voting instructions, see "The NorthStar Special Meeting—Revocation of Proxies or Voting Instructions" on page 103 of the joint proxy statement/prospectus.

              If you are a stockholder of Griffin-American and have not already submitted a proxy for use at the special meeting, you are urged to do so promptly. No action in connection with this supplement to the joint proxy statement/prospectus is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. For more information about how to submit a proxy, see "The Griffin-American Special Meeting—Manner of Authorizing Proxy" on page 108 of the joint proxy statement/prospectus. For more information about revocation of proxies and voting instructions, see "The Griffin-American Special Meeting—Revocation of Proxies or Voting Instructions" on page 108 of the joint proxy statement/prospectus.

              Neither the Securities and Exchange Commission (the "SEC") nor any state securities regulatory authority has approved or disapproved of the parent merger or the securities to be issued under this supplement and the joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this supplement and the joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Cautionary Statement Concerning Forward-Looking Statements

              This supplement and the joint proxy statement/prospectus and the documents incorporated by reference into the joint proxy statement/prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "predict," "continue," "will," "would," "seek" and variations of such words and similar expressions identify forward-looking statements and any statements regarding the benefits of the merger or NorthStar's or Griffin-American's future financial condition, results of operations and business are also forward-looking statements. Please read the information on page 49 of the joint proxy statement/prospectus under the heading "Cautionary Statement Concerning Forward-Looking Statements."

Supplemental Disclosures

              On November 5, 2014, NorthStar Asset Management Group Inc. ("NSAM"), the external advisor to NorthStar, and certain of its affiliates entered into a Unit Purchase Agreement (the

"Purchase Agreement") with American Healthcare Investors LLC ("AHI") and certain of its affiliates to acquire an approximate 47% ownership interest in the business of AHI. AHI is a healthcare-focused real estate investment management firm with over 60 real estate professionals and is a co-owner of Griffin-American Healthcare REIT Sub-Advisor, LLC, which is the external sub-advisor to Griffin-American and Griffin-American Operating Partnership.

              Pursuant to the Purchase Agreement, NSAM will purchase its interest in AHI Ventures (as defined below) from the principals of AHI for cash and stock consideration of approximately $57.5 million, consisting of $37.5 million of cash and $20.0 million of NSAM common stock (which stock is subject to certain lock-up and vesting restrictions). The stock consideration will be calculated based on the ten day volume weighted average price of NSAM's common stock for the ten trading day period ending on the closing of the second to last trading day prior to the closing date. In addition, during the five year period following the closing, NSAM may be required to issue up to $15 million (but not to exceed $3 million in any one year) in additional shares of NSAM common stock to the principals of AHI if AHI Ventures achieves certain performance criteria. Further, NSAM will contribute $2 million in shares of common stock to an equity incentive plan for the benefit of certain AHI Ventures employees.

              Following the acquisition by NSAM, NSAM's investment will be structured as a joint venture ("AHI Ventures"), with the principals of AHI (owning approximately 49%) and Mr. James F. Flaherty III, one of NSAM's partners (owning approximately 5%). The transaction is anticipated to close shortly following the closing of NorthStar's merger with Griffin-American (the "merger") pursuant to the merger agreement. AHI Ventures will also issue a warrant to Mr. Flaherty that will permit him at any time during the five year period after the closing to invest up to an additional $5 million in AHI Ventures at a valuation 27% higher than the initial valuation. Mr. Flaherty will also be granted a 5% profits interest that would entitle him to receive 5% of capital proceeds of AHI Ventures after a return of capital to the initial investors (NSAM and the principals of AHI) and current cash flow distributions. At the closing of the transaction, the parties will enter into an amended and restated limited liability company agreement of AHI Ventures (the "LLC Agreement") which will provide for the organizational, economic and governance arrangements of the joint venture and the rights and obligations of each of the joint venture members.

              The members of AHI Ventures will also be entitled to receive certain promote fees based on the allocations set forth in the LLC Agreement. In addition, for every $1.0 billion of new equity capital raised through future AHI Ventures sponsored non-traded REITs, Mr. Flaherty will be entitled to receive an additional 150,000 shares of NSAM common stock (subject to customary adjustments), if and when at least 25% ($250 million) of such new equity capital raised has been invested by such AHI Ventures sponsored non-traded vehicle(s).

              As part of this transaction, AHI Ventures will provide certain asset management, property management and/or other services to NSAM to assist NSAM in managing the existing healthcare assets (excluding any joint venture assets) of NorthStar, inclusive of the assets of Griffin-American and the Griffin-American Operating Partnership portfolio following the closing of the merger. AHI Ventures will also provide management services to NSAM to assist NSAM in managing the future healthcare assets (excluding joint venture assets) acquired by NorthStar and, subject to certain conditions, other managed companies. AHI Ventures will receive a base management fee of $600,000 per year plus 0.50% of the equity invested by NorthStar in future assets (excluding the Griffin-American Operating Partnership portfolio) that AHI Ventures may manage. AHI Ventures would be entitled to additional base management fees should it manage assets on behalf of any other managed companies advised by NSAM. AHI Ventures also intends to directly or indirectly sponsor, co-sponsor, form, register, market, advise, manage and/or operate investment vehicles that are intended to invest primarily in healthcare real estate assets.

              In addition, in connection with the closing, Jeffrey T. Hanson, Danny Prosky and Mathieu B. Streiff, who are principals of AHI as well as directors and/or officers of Griffin-American, will each enter into employment agreements with AHI Ventures setting forth the terms and conditions of their employment by AHI Ventures. Each of Messrs. Hanson, Prosky and Streiff will also enter into non-competition and non-solicitation agreements with AHI Ventures containing restrictive covenants applicable to them under certain circumstances.

              The completion of the acquisition of NSAM's interest in AHI Ventures and the closing of the joint venture transaction is subject to a number of closing conditions, including the consummation of the merger, which is subject to a number of its own closing conditions, including (i) approval by the stockholders of NorthStar and Griffin-American, (ii) the absence of any law, order or injunction prohibiting the merger, (iii) the accuracy of the representations and warranties (subject to customary materiality qualifiers) of each party to the merger agreement and the absence of any change, effect, development, circumstance or event from the date of the merger agreement until the effective time of the merger, that has had or is reasonably likely to have a material adverse effect on the other party, excluding in each case matters disclosed in any reports filed by NorthStar or Griffin-American with the SEC prior to the date of the merger agreement or contained in the confidential disclosure letter delivered by NorthStar or Griffin-American to the other party, (iv) the compliance of each party to the merger agreement with its covenants and agreements contained in the merger agreement (subject to customary materiality qualifiers) and (v) the receipt of customary legal opinions. We expect the merger and NSAM's acquisition of an ownership interest in AHI Ventures to both close in December 2014. However, there is no assurance that the merger or NSAM's acquisition of an ownership interest in AHI Ventures will close on the anticipated terms, or at all.

              The foregoing is a description of the material aspects of the Purchase Agreement and the proposed AHI Ventures transaction, including the material terms of the proposed joint venture. While NorthStar and Griffin-American believe that the foregoing description covers the material terms of the Purchase Agreement and the proposed joint venture, the description may not contain all of the information that is important to NorthStar common stockholders and Griffin-American common stockholders. NorthStar and Griffin-American encourage NorthStar common stockholders and Griffin-American common stockholders to carefully read this entire joint proxy statement/prospectus, including information incorporated by reference herein.

Additional Information

              In connection with the proposed mergers pursuant to the merger agreement, NorthStar has filed with the SEC, and the SEC declared effective on October 29, 2014, a registration statement on Form S-4 that includes a joint proxy statement/prospectus of NorthStar and Griffin-American that also constitutes a prospectus of NorthStar. NorthStar and Griffin-American also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

              You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by NorthStar and Griffin-American with the SEC at the SEC's website at www.sec.gov. Copies of the documents filed by NorthStar with the SEC are available free of charge in the Investor Relations portion of the Company's website at http://www.nrfc.com under the heading "Investor Relations" and then under "SEC Filings" and copies of the documents filed by Griffin-American with the SEC are available free of charge on Griffin-American's website at http://www.griffincapital.com/griffin-american-healthcare-reit-ii under the heading "News and SEC Filings" and then under "SEC Filings".

              Consummation of the merger remains subject to satisfaction or waiver of additional conditions specified in the merger agreement, including, without limitation, approval of the stockholders of both NorthStar and Griffin-American at their respective stockholder meetings to be held on November 28, 2014.

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  Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-198234
SUPPLEMENT DATED NOVEMBER 10, 2014 TO JOINT PROXY STATEMENT/PROSPECTUS DATED OCTOBER 29, 2014